SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For February 17, 2012

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: February 17, 2012 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

Buenos Aires, February 17, 2012

To

"Comisión Nacional de Valores"

Re: Relevant Information

Dear Sirs,

Please be hereby advised that yesterday MetroGAS S.A. (MetroGAS) filed with the National Commercial Court of First Instance No. 26 Clerk's Office No. 51, where the company's reorganization proceedings are heard, a petition for the extension of the exclusivity period for ninety working days, and consequently, a petition to suspend the informative hearing initially scheduled for March 2, 2012, and establish a new hearing to that effect, five days before the expiration of the new extended exclusivity period. Furthermore, MetroGAS also requested the suspension of the bondholders' meeting scheduled by the Court for February 24, 2012 at 11:00 a.m.

Today, the Court admitted the abovementioned petition, and therefore, the informative hearing was rescheduled for July 11 at 10:30 a.m., and the bondholders' meeting was postponed until June 18 at 11:00 a.m.

Sincerely yours,

Magdalena Gonzalez Garaño

Market Relations